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                                                              Exhibit (c)(ii)

              Note 4 to the financial statements of the Partnership
                 included in the Form 10-QSB of the Partnership
               for the quarterly period ended September 30, 1996.

4.       Related Party Transactions

Winthrop Management, an affiliate of the Managing General Partner, is entitled to receive 5% of gross receipts from all Partnership properties they manage. Winthrop Management earned $249,000 and $246,000 for the nine months ended September 30, 1996 and 1995, respectively.

Winthrop Management received reimbursement of accountable administrative expenses amounting to approximately $149,000 during the nine months ended September 30, 1996 which included general and administrative expenses.